EXHIBIT 99.1

HEXO Issues Correction to Press Release Announcing Q4’22 and FY22 Financial Results

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Québec, Nov. 01, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), today announced a correction to its press release issued on October 31, 2022 announcing the Company’s financial results for the fiscal year ended July 31, 2022.

In the table of financial results under the heading “Key Financial Results” in the press release, there was an error in the amounts disclosed for the “Total net loss and comprehensive loss” with respect to the three month periods ended April 30, 2022 and July 31, 2021 and for the year ended July 31, 2021. The balance of the information disclosed in the table was correct.

The revised table below is correct and reflects HEXO’s recent income statement for the fourth quarter (“Q4’22”) and fiscal year ended July 31, 2022 ("FY22"), as already disclosed properly in the Company’s management’s discussion and analysis (“MD&A”) and consolidated financial statements (the “FS”) and notes thereto as at and for the year ended July 31, 2022:

Key Financial Results

	For the three months ended			For the years ended
	July 31, 2022	April 30, 2022	July 31, 2021	July 31, 2022	July 31, 2021
	$	$	$	$	$
Revenue from sale of goods	60,227	63,590	53,022	265,418	173,081
Excise taxes	(17,910)	(18,021)	(14,365)	(74,717)	(49,583)
Net revenue from sale of goods	42,317	45,569	38,657	190,701	123,498
Ancillary revenue	177	–	103	402	271
Net revenue	42,494	45,569	38,760	191,103	123,769

Cost of goods sold	(83,432)	(55,179)	(37,261)	(282,985)	(89,594)
Gross loss before fair value adjustments	(40,938)	(9,610)	1,499	(91,882)	34,175

Fair value adjustments[1]	5,075	4,335	1,735	16,210	14,623
Gross (loss)/profit	(35,863)	(5,275)	3,234	(75,672)	48,798

Operating expenses	(73,903)	(127,704)	(63,116)	(992,053)	(134,293)
Loss from operations	(109,766)	(132,979)	(59,882)	(1,067,725)	(85,495)

Other expenses and losses[2]	3,592	(19,723)	(9,630)	(44,696)	(29,664)
Loss before tax	(106,174)	(152,702)	(69,512)	(1,112,421)	(115,159)

Current and deferred tax recovery	5,787	7,697	397	38,813	397
Other comprehensive income	(1,980)	(1,658)	1,156	17,323	1,152
Total net loss and comprehensive loss	(102,367)	(146,663)	(67,959)	(1,056,285)	(113,610)
[1] Realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.
[2] Net interest expenses and non-operating income (expenses)

The original press release can be found here.

The following press release should be read in conjunction with the MD&A and FS. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2022 dated October 31, 2022.

About HEXO Corp.
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada and Israel. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For media or investor inquiries please contact:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com